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                         CONSENT OF KPMG LLP



The Board of Directors
Whittman-Hart, Inc.:

         We consent to the incorporation by reference in this Registration Statement on Form S-3 of Whittman-Hart, Inc. of our reports dated January 14, 1999, relating to the consolidated balance sheets of Whittman-Hart, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1998, and the related consolidated financial statement schedule of valuation and qualifying accounts, which reports appear in the December 31, 1998 annual report on Form 10-K of Whittman-Hart, Inc. We also consent to the reference to our firm under the heading "Experts" in such Registration Statement.



                                                               /s/ KPMG LLP

Chicago, Illinois
January 26, 2000